SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                  I-MANY, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                    44973Q103
                                 (CUSIP Number)


                                 Charles Penner
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 JANUARY 3, 2005
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                           (Page 1 of 14 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44973Q103                 13D                   Page 2 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. 37-1444088
            OF ABOVE PERSONS (ENTITIES ONLY)
            Diker Value-Tech Fund, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    3,142,413
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    3,142,413
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    3,142,413
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             7.5%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             PN*
-----------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.44973Q103                13D                     Page 3 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. 42-1622604
            OF ABOVE PERSONS (ENTITIES ONLY)
            Diker Value-Tech QP Fund, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    3,546,043
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    3,546,043
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             3,546,043
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.4%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             PN*
-----------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.44973Q103                13D                     Page 4 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. 37-1444083
            OF ABOVE PERSONS (ENTITIES ONLY)
            Diker GP, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    7,569,704
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    7,569,704
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             7,569,704
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             18%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             OO*
-----------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.44973Q103                13D                     Page 5 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. 04-3616914
            OF ABOVE PERSONS (ENTITIES ONLY)
            Diker Management, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    8,119,277
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    8,119,277
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             8,119,277
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             19.4%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             IA*
-----------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.44973Q109                13D                     Page 6 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. ###-##-####
            OF ABOVE PERSONS (ENTITIES ONLY)
            Charles M. Diker
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    8,119,277
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    8,119,277
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             8,119,277
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             19.4%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             IN*
-----------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.44973Q103                13D                     Page 7 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. ###-##-####
            OF BOVE PERSONS (ENTITIES ONLY)
            Mark N. Diker
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    8,119,277
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    8,119,277
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             8,119,277
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             19.4%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             IN*
-----------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                13D                     Page 8 of 14 Pages

Item 1.     Security and Issuer.

     This statement relates to the Common Stock, $0.0001 par value (the "Stock") of I-many, Inc. (the "Company"). The Company's principal executive offices are located at 399 Thornall St, 12th Floor Edison, NJ 08837

Item 2.     Identity and Background.

(a) This statement is filed by:

          (i) DIKER VALUE-TECH FUND, LP, a Delaware limited partnership (the "Partnership") with respect to the shares of the Stock directly owned by it;

         (ii) DIKER VALUE-TECH QP FUND, LP, a Delaware limited partnership (the "QP Partnership") with respect to the shares of the Stock directly owned by it;

        (iii) DIKER GP, LLC, a Delaware limited liability company ("DIKER GP"), as the general partner to the Partnership and the QP Partnership with respect to the Stock directly owned by each of the Partnership and the QP Partnership;

         (iv) DIKER MANAGEMENT, LLC, a Delaware limited liability company ("DIKER MANAGEMENT"), as the investment manager of the Diker Funds and as the investment adviser of separately managed accounts (the "Managed Accounts"), with respect to the shares of Stock held by the Diker Funds and the Managed Accounts;

          (v) CHARLES M. DIKER, a citizen of the United States, and a managing member of each of Diker GP and Diker Management, with respect to the shares of Stock subject to the control of Diker GP and Diker Management; and

         (vi) MARK N. DIKER, a citizen of the United States, and a managing member of each of Diker GP and Diker Management, with respect to the shares of Stock subject to the control of Diker GP and Diker Management.

              The foregoing persons are sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) Address of Principal Business Office or, if None, Residence:

The address of the principal office of each Reporting Person is 745 Fifth Avenue, Suite 1409, New York, New York, 10151

(c) The principal business of Diker Value-Tech Fund, LP and Diker Value-Tech QP Fund, LP is investing. The principal business of Diker GP, LLC is investing, for accounts under their management. Charles M. Diker and Mark N. Diker are Managing Members of Diker GP, LLC and Diker Management, LLC.

CUSIP No. 44973Q103                13D                     Page 9 of 14 Pages

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:
          Each of the Partnership and the QP Partnership is a Delaware limited partnership. Each of Diker GP and Diker Management is a Delaware limited liability company. Each of Charles M. Diker and Mark N. Diker is a United States Citizen.


Item 3.     Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 3,142,413 shares of Stock owned beneficially by the Partnership is $3,572,010. The aggregate purchase price of the 3,546,043 shares of Stock owned beneficially by the QP Partnership is $3,946,021. The aggregate purchase price of the 7,569,704 shares of Stock owned beneficially by Diker GP is $8,483,174. The aggregate purchase price of the 8,119,174 shares of Stock owned beneficially by Diker Management, Charles M. Diker and Mark N. Diker is $9,142,939. Such shares of Stock were acquired with investment funds in accounts under management.

Item 4.     Purpose of the Transaction.

The Company announced on December 3, 2004 that it had entered into a definitive agreement to merge with Selectica, Inc. ("Selectica"). Under the terms of this agreement, Selectica has agreed to pay $1.55 per share in cash for all outstanding shares of the Stock (the "Merger"). Consummation of the Merger is subject to customary closing conditions, including the receipt of approval of the Company's shareholders.

The Reporting Persons, having given careful consideration to the proposed transaction, and having read the company's preliminary proxy statement, believe that the terms of the Merger do not give full and fair value to the Company and that the Merger will deprive the shareholders of the Company of the ability to maximize the value of their investment. Particularly in light of the Company's guidance on their Q-3 earnings call which indicated an improving marketplace and sales pipeline, new product releases, and both revenue growth and profitability in 2005, we do not believe the proposed transaction adequately reflects the intrinsic value of the Company. Therefore, the Reporting Persons, who together constitute the largest shareholder of the Company, intend to vote against the Merger and to actively encourage the Company to seek alternate means of delivering value for its shareholders. To this extent we have communicated our intent to the Company and Selectica.

CUSIP No. 44973Q103               13D                     Page 10 of 14 Pages

The Reporting Persons purchased the shares of Stock based on their belief that the shares at their current market prices were undervalued and represented an attractive investment opportunity. The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the price levels of the Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Stock or selling some or all of their shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.     Interest in Securities of the Issuer


(a) The aggregate percentage of shares of Stock reported owned beneficially by the Reporting Persons is based upon 41,949,358 shares outstanding, which is the total number of shares of Stock outstanding as reported in the Company's 10-Q filed on 10.31.04.

As of the close of business on 10.27.04, the Reporting Persons beneficially owned in the aggregate 8,119,277 shares of Stock, constituting approximately 19.4% of the Stock outstanding.

(b) The Partnership has shared voting and dispositive powers with respect to 3,142,413 shares of Stock, constituting 7.5% of such class of securities, which powers are exercised by Charles M. Diker and Mark N. Diker.

The QP Partnership has shared voting and dispositive powers with respect to 3,546,043 shares of Stock, constituting 8.4% of such class of securities, which powers are exercised by Charles M. Diker and Mark N. Diker.

Diker GP has shared voting and dispositive powers with respect to 7,569,704 shares of Stock, constituting 18% of such class of securities, which powers are exercised by Charles M. Diker and Mark N. Diker.

Diker Management has shared voting and dispositive powers with respect to 8,119,277 shares of Stock, constituting 19.4% of such class of securities, which powers are exercised by Charles M. Diker and Mark N. Diker.

Charles M. Diker has shared voting and dispositive powers with respect to 8,119,277 shares of Stock, constituting 19.4% of such class of securities.

Mark N. Diker has shared voting and dispositive powers with respect to 8,119,277 shares of Stock, constituting 19.4% of such class of securities.

CUSIP No. 44973Q103               13D                     Page 11 of 14 Pages

All of such shares were acquired in open-market transactions.

[(c) Schedule A annexed hereto lists all transactions in the Stock in the last sixty days by each Reporting Person.]

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

Other than as described herein, there are no contracts, arrangements or understandings between the Reporting Persons and any other Person with respect to the securities of the Company.

Item 7.     Material to be Filed as Exhibits

Attached hereto as Exhibit 1 is a Press Release, dated January 6, 2005.

CUSIP No. 44973Q103               13D                     Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  January 6, 2005

                                            DIKER VALUE-TECH FUND, LP
                                            BY ITS GENERAL PARTNER DIKER GP, LLC



                                            /s/ Mark N. Diker
                                            NAME: MARK N. DIKER
                                            TITLE: MANAGING MEMBER


                                            DIKER VALUE-TECH QP FUND, LP
                                            BY ITS GENERAL PARTNER DIKER GP, LLC



                                            /s/ Mark N. Diker
                                            NAME: MARK N. DIKER
                                            TITLE: MANAGING MEMBER


                                            DIKER GP, LLC


                                            /s/ Mark N. Diker
                                            NAME: MARK N. DIKER
                                            TITLE: MANAGING MEMBER


                                            DIKER MANAGEMENT, LLC


                                            /s/ Mark N. Diker
                                            NAME: MARK N. DIKER
                                            TITLE: MANAGING MEMBER

CUSIP No. 44973Q103                13D                    Page 13 of 14 Pages




                                            CHARLES M. DIKER,  INDIVIDUALLY


                                            /s/ Charles M. Diker
                                            NAME: CHARLES M. DIKER



                                            MARK N. DIKER,  INDIVIDUALLY




                                            /s/ Mark N. Diker
                                            NAME: MARK N. DIKER

CUSIP No. 44973Q103                  13D                 Page 14 of 14 Pages

                                   Schedule A



                                                  Price Per Share
Date of                   Number of Shares        (including commissions,
Transaction               Purchased/(Sold)        if any)

10/27/2004                      7,899                     $1.00
10/27/2004                     20,315                      $.99
10/27/2004                      3,591                     $1.00
10/27/2004                     36,044                      $.99
10/27/2004                      2,729                     $1.00

PRESS RELEASE
FOR IMMEDIATE RELEASE
For information contact Diker Management, LLC
Mark N. Diker - (212) 904-0321

               I-MANY'S LARGEST STOCKHOLDER ANNOUNCES INTENTION TO
                   VOTE AGAINST PROPOSED MERGER WITH SELECTICA

New York, NY -- January 6, 2005 - Diker Management, LLC ("Diker Management") the largest shareholder of I-many, Inc. (NASDAQ & NM: IMNY) ("I-many") owning approximately 19.4% of its shares, today announced that it would vote against the proposed merger between Selectica and I-many. Diker Management is voting against the Selectica deal because it believes that the proposed price is lower than the Company's intrinsic value, particularly considering the progress that has been made in the past six months with the business and the Company's positive near and medium term prospects as described below. Diker Management also noted that the proposed price is in fact a discount to the $1.74 high the Company's stock reached on November 11, 2004, just three weeks prior to the announcement of the proposed merger.

The proposed price also implies a deep discount to the average merger and acquisition multiples for software companies. According to a December 15, 2004 JP Morgan US Equity Research note titled "U.S. Enterprise Software Comparable Metrics", the median latest twelve months enterprise value / sales (EV/Sales) ratio for recent software deals was 3.2x.(1) The Selectica proposed transaction prices I-many at a LTM EV/Sales of 1.3x, a deep discount to the mean multiple of recent software deals completed. Furthermore, Diker Management believes that had I-many engaged a financial advisor from the outset to run a formal auction process, rather than after the deal was finalized, the company could have received a higher valuation.

In the opinion of Diker Management the proposed price is too low relative to I-many's intrinsic value for the following reasons:

1) Company released strong financial guidance for 2005 indicating year -over -year sales growth and profitability: On the third quarter 2004 conference call, management gave 2005 guidance which indicates accelerating revenue growth of between 5% to 15%, as well as both pro-forma and GAAP profitability. The projected pro-forma profit of $2 million to $3 million reflects I-many's ability to demonstrate leverage in its business model. In addition, the $20 million of cash on the balance sheet and generation of additional cash in 2005, in Diker Management's opinion, mitigates the viability issue for I-many's customers, one of the main rationales given for the sale of the Company.

2) Improved sales execution and pipeline expansion: As emphasized by I-many's CEO during the Company's third quarter 2004 conference call, the Company's enterprise contract management (ECM) products are gaining increased traction in the marketplace. On the call, I-many's CEO stated: "We continue to anticipate growth in our ECM market, evidenced by the growth in quality and quantity of opportunities in our pipeline."(2) With new sales leadership in place as of mid-2004 and recent customer wins in both life sciences and non-life sciences, highlighted by the successful global roll-out of Proctor & Gamble, Diker Management believes the Company has meaningful sales momentum.


--------
(1) JP Morgan Securities Inc, US Equity Research, "U.S Enterprise Software Comparable Metrics", December 15, 2004.

(2) CCBN StreetEvents transcript of the I-many 3Q-04 quarterly conference call from October 27, 2004.

3) Active new product releases expected to contribute to accelerating sales momentum: After years of development, the Company plans to release several new products in 2005, including the release of the new platform called Enterprise Contract Management Foundation (ECMF) 3.0, a major upgrade to its traditional life-sciences product (CARS), and many additional modules. I-many's CEO was enthusiastic when summarizing the new product schedule on the third quarter conference call: "So we've got a full arsenal of products that continue to come out in significant releases as well as significant releases of legacy products, such as CARS. We just had a very significant release of our Medicaid product, including an interesting new way of doing flexible configurations of pricing for our Medicaid state and supplemental module... So a very full pipeline, lots of incremental releases of existing products, the release of ECMF, the foundational products, and then some exciting new products that are just around the corner." (3) Diker Management believes I-many has a solid opportunity to sell many of these new products to the current customer base, which includes 22 of the top 25 pharmaceutical companies in the world, as well as to new customers in non life-sciences verticals.


                                       ###





















--------
(3) CCBN StreetEvents transcript of the I-many 3Q-04 quarterly conference call from October 27, 2004.